Exhibit 99.1

Western Announces Significant Northern Extension of Casino

VANCOUVER, Dec. 19, 2019 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce the assay results from this summer's exploration diamond drilling program at its wholly owned Casino Project in the Yukon Territory, Canada.

The exploration program consisted of a total of 13,590 m of diamond drilling in 69 completed holes.  There were three targets for the drilling:  in-fill drilling of inferred mineralization located in the 22-year pit outlined by the January 25, 2013 Casino Project Feasibility Study (the "Feasibility Study"); step-out drilling to the west, near the recently acquired Canadian Creek property; and step-out drilling to the north (see Figure 1).

Of particular note is the step-out drilling to the North.  Nine of the ten holes drilled in this area encountered significant widths of mineralization above the cut-off grade of 0.20% copper equivalent1 ("Cut-off grade") in an area that previously was not thought to have significant mineralized material (see Table 1).  The mineralization is associated with a satellite intrusive and breccia complex located near the main Casino intrusion and represents a new zone.  Seven of the ten holes terminated in above Cut-off grade mineralization indicating the potential for more mineralization at depth.  This region remains open to the north.

All holes in the step-out drilling to the west intercepted mineralization greater than the Cut-off grade and three of the six holes terminated in above Cut-off grade mineralization demonstrating that the Casino hypogene mineralization system is continuous on to the recently acquired Canadian Creek property and is still open at depth and to the west.

The in-fill drilling campaign, targeting the edges of the deposit, was also very successful, with 49 of the 53 holes drilled intercepting mineralization greater than the Cut-off grade.  In addition to the hole DH19-21 that returned 55.1 grams per tonne ("g/t") gold over 2.97 metres ("m") at a depth of 147.98 m, reported earlier (see news release dated September 24, 2019), additional intercepts include hole DH19-10 that returned 4.78 g/t gold over 1.0 m at a depth of 174.0 m and hole DH19-13 that returned 3.55 g/t gold over 2.0 m at a depth of 129.0 m.  These high-gold intercepts occur in fault structures and are associated with late phase alteration cross cutting the earlier porphyry related alteration.  Additional, closer spaced drilling is needed to determine the full extent of these gold enriched structures.

As a result of the continuing success of the exploration program and other considerations, the Company has informed Yukon Environmental and Socioeconomic Assessment Board that it will continue to defer submission of its ESE Statement.

"This was a tremendously successful drill campaign", said Paul West-Sells, President & CEO, "The in-fill drilling met and exceeded targets, we found new high-grade gold mineralization, and extended the Casino deposit to the north and to the west.  We are currently planning additional drilling to further define these areas, and Canadian Creek targets, including a potential new porphyry deposit, next year."

Figure 1: Drill-hole map showing 2019 drilling. (CNW Group/Western Copper and Gold Corporation)

Table 1:  Significant drill intercepts from 2019 drill program.

Hole	Hole Length (m)	From (m)	To (m)	Width[2] (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEq[1] (%)
Northern Extension
DH 19-60	182.27	30.48	143.96	113.48	0.18	0.13	1.19	0.01	0.33
DH 19-61	148.77	3.05	145.65	142.60	0.14	0.17	1.42	0.01	0.31
DH 19-62	150.88	24.85	150.88	126.03	0.13	0.10	0.71	0.01	0.25
DH 19-63	188.98	9.14	188.98	179.84	0.12	0.14	1.32	0.01	0.29
Including		69.00	71.00	2.00	0.63	0.14	0.70	0.07	1.11
DH 19-64	150.88	21.40	150.88	129.48	0.12	0.13	0.80	0.01	0.28
DH 19-65	150.88	6.10	150.88	144.78	0.15	0.17	1.30	0.01	0.32
DH 19-66	152.40	1.17	152.40	151.23	0.11	0.11	1.04	0.01	0.26
DH 19-67	147.83	4.57	29.00	24.43	0.06	0.22	1.10	0.01	0.25
and		40.00	147.83	107.83	0.19	0.15	1.91	0.01	0.38
DH 19-68	150.24	38.50	83.35	44.85	0.17	0.11	1.62	0.01	0.31
DH 19-69	150.88	27.43	120.00	92.57	0.09	0.10	3.39	0.01	0.22
West Extension
CRD 19-54	201.17	85.34	99.50	14.16	0.12	0.07	5.07	0.00	0.21
CRD 19-55	204.23	29.30	204.23	174.93	0.07	0.18	1.67	0.00	0.26
including		183.40	185.40	2.00	0.30	3.60	6.10	0.00	2.66
CRD 19-56	216.91	56.00	70.80	14.80	0.08	0.15	1.43	0.02	0.27
and		150.80	162.80	12.00	0.06	0.16	0.49	0.03	0.35
and		189.80	216.41	26.61	0.07	0.24	2.65	0.01	0.31
including		197.30	198.30	1.00	0.27	2.68	14.00	0.01	2.14
CRD 19-57	201.17	30.48	89.92	59.44	0.07	0.22	2.76	0.00	0.24
CRD 19-58	201.17	77.57	96.01	18.44	0.06	0.13	0.93	0.01	0.21
CRD 19-59	201.17	35.05	201.17	166.12	0.10	0.17	2.29	0.01	0.30
Including		185.93	187.39	1.50	0.61	0.65	5.20	0.01	1.13
including		120.17	122.52	2.35	0.03	0.28	6.30	0.21	1.46
In-fill Drilling
DH 19-03	150.88	36.00	83.00	47.00	0.11	0.14	1.32	0.00	0.22
and		113.00	150.88	37.88	0.10	0.11	0.75	0.02	0.26
DH 19-04A	150.88	36.60	150.88	114.28	0.06	0.24	3.34	0.00	0.26
including		148.00	150.88	2.88	0.07	2.40	3.20	0.00	1.64
DH 19-05	150.88	40.08	58.00	17.92	0.03	0.22	1.45	0.00	0.20
and		76.00	85.00	9.00	0.03	0.23	1.72	0.00	0.20
and		108.00	114.00	6.00	0.03	0.25	1.73	0.00	0.22
DH 19-06	201.17	67.06	197.00	129.94	0.17	0.11	1.26	0.00	0.26
DH 19-07	199.64	33.53	39.62	6.09	0.01	0.11	1.90	0.03	0.28
and		60.96	199.64	138.68	0.15	0.18	2.53	0.06	0.64
including		116.00	149.00	33.00	0.17	0.18	2.40	0.19	1.37
DH 19-09	150.88	24.38	150.88	126.50	0.16	0.19	4.48	0.00	0.35
including		36.58	39.62	3.00	0.06	0.18	131.00	0.00	1.30
including		72.00	75.00	3.00	0.81	0.30	1.50	0.01	1.09
DH 19-10	249.94	168.00	175.00	7.00	0.23	1.71	5.54	0.00	1.39
and		194.00	205.30	11.30	0.06	0.49	1.45	0.00	0.40
including		170.00	172.00	2.00	0.14	3.12	4.70	0.00	2.18
including		174.00	175.00	1.00	1.04	4.78	21.00	0.00	4.28
DH 19-12	150.88	28.96	150.88	121.92	0.17	0.16	1.77	0.00	0.31
DH 19-13	199.64	12.00	18.00	6.00	0.00	0.60	4.65	0.00	0.45
and		102.00	173.00	71.00	0.14	0.32	2.82	0.02	0.46
including		129.00	131.00	2.00	0.35	3.55	3.50	0.00	2.67
including		162.00	164.00	2.00	0.20	1.38	8.30	0.07	1.54
DH 19-14	150.88	84.00	94.00	10.00	0.02	0.26	4.62	0.00	0.23
and		111.00	123.00	12.00	0.08	0.42	5.05	0.00	0.39
DH 19-15	150.27	15.24	150.27	135.03	0.21	0.14	2.32	0.01	0.36
including		89.00	99.00	10.00	0.37	0.26	3.97	0.02	0.68
DH 19-16	150.13	6.10	24.38	18.28	0.07	0.13	0.90	0.01	0.20
and		36.00	82.00	46.00	0.15	0.12	0.92	0.01	0.30
and		98.00	150.13	52.13	0.08	0.08	1.09	0.02	0.23
DH 19-17	150.88	27.20	33.00	5.80	0.03	0.07	0.90	0.03	0.23
and		60.00	127.10	67.10	0.20	0.11	1.10	0.01	0.34
Including		66.00	67.14	1.10	0.73	0.54	3.70	0.00	1.12
including		96.01	97.21	1.20	0.17	0.04	0.50	0.28	1.75
DH 19-18	149.66	6.10	12.19	6.09	0.05	0.16	3.10	0.01	0.25
and		51.62	149.66	98.04	0.15	0.08	0.90	0.01	0.25
DH 19-19	150.57	9.50	150.57	141.07	0.13	0.16	1.75	0.01	0.31
DH 19-20	150.88	7.62	16.76	9.14	0.07	0.20	10.74	0.01	0.32
and		67.00	150.80	83.80	0.19	0.28	1.00	0.01	0.43
Including		81.00	84.00	3.00	0.80	0.24	0.60	0.01	1.04
including		120.00	123.00	3.00	0.42	2.63	5.80	0.01	2.20
DH 19-21	249.94	91.00	97.00	6.00	0.07	0.53	1.02	0.00	0.42
and		124.00	157.00	33.00	0.04	5.15	0.87	0.00	3.34
including		147.98	150.95	2.97	0.07	55.10	1.80	0.00	35.25
and		194.24	218.00	23.76	0.18	0.15	3.82	0.00	0.31
and		236.00	249.94	13.94	0.17	0.21	2.42	0.00	0.32
DH 19-22A	150.88	145.00	150.88	5.88	0.05	0.46	1.39	0.00	0.36
DH 19-23	249.63	76.20	83.30	7.10	0.15	0.14	3.17	0.00	0.26
and		95.43	104.40	8.97	0.04	0.41	0.61	0.00	0.31
and		164.60	181.88	17.28	0.02	0.29	1.01	0.00	0.22
DH 19-24	150.88	96.00	102.00	6.00	0.07	0.22	9.75	0.00	0.29
DH 19-25	152.40	6.10	51.82	45.72	0.11	0.11	1.25	0.00	0.20
and		78.00	152.40	77.40	0.11	0.14	3.29	0.00	0.24
DH 19-26A	225.55	7.62	225.55	217.93	0.11	0.15	1.26	0.02	0.31
DH 19-27	251.46	190.53	202.53	12.00	0.04	0.29	0.90	0.00	0.23
DH 19-28	150.88	60.96	100.59	39.63	0.03	0.29	0.60	0.00	0.22
and		117.35	129.50	12.15	0.05	0.24	0.84	0.00	0.21
including		76.20	79.25	3.05	0.01	1.31	0.25	0.00	0.84
DH 19-30	249.94	96.91	101.06	4.15	0.11	0.17	1.09	0.00	0.24
and		134.11	143.00	8.89	0.11	0.15	2.74	0.01	0.26
and		159.00	171.00	12.00	0.11	0.15	0.65	0.00	0.22
and		201.00	245.00	44.00	0.12	0.16	1.36	0.00	0.24
DH 19-31	300.23	15.24	292.61	277.37	0.13	0.18	3.17	0.01	0.31
including		85.5	88.5	3.00	0.79	0.90	47.00	0.00	1.79
DH 19-32	300.28	144.73	153.36	8.63	0.04	0.25	0.32	0.00	0.21
and		185.00	192.00	7.00	0.03	0.32	1.23	0.00	0.25
and		210.31	216.56	6.25	0.11	0.21	3.06	0.00	0.27
DH 19-33	201.17	40.85	98.45	57.60	0.02	0.36	0.28	0.00	0.25
and		142.86	201.17	58.31	0.03	0.30	1.20	0.00	0.24
DH 19-34	150.88	115.15	128.98	13.83	0.15	0.16	0.99	0.00	0.27
DH 19-35	201.17	111.25	127.71	16.46	0.11	0.16	3.51	0.00	0.25
and		146.00	155.14	9.14	0.10	0.17	1.37	0.00	0.23
and		173.00	201.17	28.17	0.10	0.14	0.69	0.00	0.21
DH 19-36	300.23	32.00	300.23	268.23	0.13	0.16	1.35	0.00	0.31
Including		121.00	124.00	3.00	0.49	0.64	1.70	0.02	1.01
DH 19-37	150.88	15.25	30.00	14.75	0.05	0.31	0.62	0.00	0.25
and		57.02	81.00	23.98	0.05	0.44	0.86	0.00	0.34
including		78.00	81.00	3.00	0.13	1.23	1.60	0.00	0.93
DH 19-38	400.81	53.00	80.00	27.00	0.00	0.28	0.96	0.00	0.20
DH 19-39	300.23	172.21	186.36	14.15	0.03	0.37	1.03	0.00	0.27
and		242.00	260.60	18.60	0.04	0.28	8.67	0.00	0.30
and		288.04	294.13	6.09	0.04	0.76	1.60	0.00	0.54
DH 19-40	251.46	3.05	33.53	30.48	0.00	0.30	0.39	0.00	0.20
and		42.67	66.00	23.33	0.03	0.29	0.25	0.00	0.21
DH 19-41	150.88	22.50	78.50	56.00	0.03	0.27	1.38	0.00	0.22
and		114.50	135.59	21.09	0.03	0.30	0.96	0.00	0.23
DH 19-43	201.17	22.86	201.17	178.31	0.14	0.16	1.40	0.01	0.30
DH 19-44	300.23	7.50	300.23	292.73	0.15	0.17	1.08	0.01	0.32
DH 19-46	250.85	42.67	64.95	22.28	0.09	0.18	0.97	0.00	0.24
and		76.20	86.60	10.40	0.12	0.11	0.49	0.00	0.20
and		111.25	121.25	10.00	0.11	0.12	1.54	0.00	0.20
and		167.90	177.58	9.68	0.15	0.16	4.40	0.00	0.30
and		245.00	250.85	5.85	0.24	0.25	8.49	0.00	0.47
DH 19-47	300.23	32.00	263.65	231.65	0.15	0.16	1.15	0.01	0.29
DH 19-48	326.14	12.19	132.50	120.31	0.16	0.19	0.98	0.01	0.33
DH 19-49	150.88	24.00	42.30	18.30	0.06	0.19	2.82	0.00	0.22
and		51.30	65.50	14.20	0.15	0.08	0.62	0.00	0.22
and		109.50	115.50	6.00	0.12	0.16	0.40	0.00	0.22
DH 19-50	201.17	31.00	201.17	170.17	0.17	0.19	1.07	0.01	0.33
DH 19-51	201.17	18.20	201.17	182.97	0.14	0.14	2.02	0.00	0.27
DH 19-52	150.88	0.00	77.93	77.93	0.13	0.12	1.24	0.00	0.24
and		91.10	130.76	39.66	0.15	0.11	1.00	0.00	0.25
DH 19-53	201.17	12.19	36.58	24.39	0.20	0.17	0.57	0.00	0.32

[1] CuEq Metal Prices: US$2.00/lb copper, US$875/oz gold, US$11.25/lb molybdenum, US$11.25/oz silver with no adjustment for metallurgical recovery.
[2] Widths are core length, not true width of mineralized intersection

John McClintock, P.Eng. is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using a four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit.  Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

View original content to download multimedia:http://www.prnewswire.com/news-releases/western-announces-significant-northern-extension-of-casino-300977304.html

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/19/c4177.html

%CIK: 0001364125

For further information: Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:59e 19-DEC-19